SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 204.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d‑2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

Hyatt Hotels Corporation
(Name of Issuer)

Class A Common Stock, $0.01 par value per share
(Title of Class of Securities)

448579102
(CUSIP Number)

Posterity PT Company, as Trustee c/o Jay Robert Pritzker 100 W. Liberty Street, Floor 10 Reno, Nevada 89501 (312) 447-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 30, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. 448579102	SCHEDULE 13D	Page 2 of 12

1.	NAME OF REPORTING PERSON Posterity PT Company, not individually, but solely as trustee of PG Alma Trust.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(A) ☒ (B) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 780,571*
	9.	SOLE DISPOSITIVE POWER 0
10.	SHARED DISPOSITIVE POWER 780,571*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 780,571*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%*
14.	TYPE OF REPORTING PERSON (See Instructions) OO

* Represents shares of the Issuer’s Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”), issuable upon conversion of shares of the Issuer’s Class B Common Stock, $0.01 par value per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”). As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.

The Reporting Persons (as defined in this Amendment No. 2 to Schedule 13D) are party to certain agreements with the Separately Filing Group Members (as defined in the Schedule 13D, filed with the SEC by the Reporting Persons on August 26, 2010), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Persons may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act (as defined in the Schedule 13D, filed with the SEC by the Reporting Persons on August 26, 2010), comprised of the Reporting Persons and the Separately Filing Group Members. Shares listed as beneficially owned by each Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

All references to the number of shares outstanding are as of October 28, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016 (the “September 2016 10-Q”), as adjusted to account for (i) an aggregate of 4,500,000 shares of Class B Common Stock that were converted into 4,500,000 shares of Class A Common Stock in connection with sales by the Reporting Person and another Separately Filing Group Member pursuant to Rule 144 on November 10, 2016 and November 30, 2016, and (ii) an aggregate of 10,187,641 shares of Class B Common Stock that were converted into 10,187,641 shares of Class A Common Stock in connection with the election by certain holders of Class B Common Stock party to the 2007 Stockholders’ Agreement to convert such shares on November 4, 2016, as reported in the Issuer’s Current Report on Form 8-K, filed November 7, 2016 (items (i) and (ii) collectively, the “Known Conversions”).  The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Persons and based on 130,858,901 shares of Common Stock outstanding as of October 28, 2016. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The shares of Class B Common Stock owned by the Reporting Persons represent 0.8% of the total voting power of the Common Stock as of October 28, 2016, as adjusted for the Known Conversions. The percentage of total voting power of the Common Stock is calculated based on the total voting power of the Common Stock outstanding as of October 28, 2016, as adjusted for the Known Conversions, which is comprised of  38,299,216  shares of Class A Common Stock and 92,559,685 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock other than as reported in the September 2016 10-Q or in connection with the Known Conversions.

CUSIP No. 448579102	SCHEDULE 13D	Page 3 of 12

1.	NAME OF REPORTING PERSON Pritzker Family Foundation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(A) ☒ (B) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,830,094*
	9.	SOLE DISPOSITIVE POWER 0
10.	SHARED DISPOSITIVE POWER 1,830,094*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,830,094*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%*
14.	TYPE OF REPORTING PERSON (See Instructions) OO

* Represents shares of the Issuer’s Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”), issuable upon conversion of shares of the Issuer’s Class B Common Stock, $0.01 par value per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”). As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.

The Reporting Persons (as defined in this Amendment No. 2 to Schedule 13D) are party to certain agreements with the Separately Filing Group Members (as defined in the Schedule 13D, filed with the SEC by the Reporting Persons on August 26, 2010), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Persons may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act (as defined in the Schedule 13D, filed with the SEC by the Reporting Persons on August 26, 2010), comprised of the Reporting Persons and the Separately Filing Group Members. Shares listed as beneficially owned by each Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

All references to the number of shares outstanding are as of October 28, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016 (the “September 2016 10-Q”), as adjusted to account for (i) an aggregate of 4,500,000 shares of Class B Common Stock that were converted into 4,500,000 shares of Class A Common Stock in connection with sales by the Reporting Person and another Separately Filing Group Member pursuant to Rule 144 on November 10, 2016 and November 30, 2016, and (ii) an aggregate of 10,187,641 shares of Class B Common Stock that were converted into 10,187,641 shares of Class A Common Stock in connection with the election by certain holders of Class B Common Stock party to the 2007 Stockholders’ Agreement to convert such shares on November 4, 2016, as reported in the Issuer’s Current Report on Form 8-K, filed November 7, 2016 (items (i) and (ii) collectively, the “Known Conversions”).  The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Persons and based on 130,858,901 shares of Common Stock outstanding as of October 28, 2016. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The shares of Class B Common Stock owned by the Reporting Persons represent 1.9% of the total voting power of the Common Stock as of October 28, 2016, as adjusted for the Known Conversions. The percentage of total voting power of the Common Stock is calculated based on the total voting power of the Common Stock outstanding as of October 28, 2016, as adjusted for the Known Conversions, which is comprised of  38,299,216  shares of Class A Common Stock and 92,559,685 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock other than as reported in the September 2016 10-Q or in connection with the Known Conversions.

CUSIP No. 448579102	SCHEDULE 13D	Page 4 of 12

EXPLANATORY NOTE: This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) relates to the Class A Common Stock, $0.01 par value per share, of Hyatt Hotels Corporation, a Delaware corporation (the “Issuer”), which has its principal executive office at 71 South Wacker Drive, 12th Floor, Chicago, Illinois 60606. This Amendment No. 2 amends and supplements, as set forth below, the Schedule 13D filed by the Reporting Persons with respect to the Issuer on August 26, 2010 (the “Original Schedule 13D”), as amended and supplemented by Amendment No. 1 to Schedule 13D filed by the Reporting Persons on May 16, 2011 (“Amendment No. 1”). The Original Schedule 13D, as amended and supplemented by Amendment No. 1, is referred to as the “Schedule 13D.” All capitalized terms not otherwise defined herein have the meanings ascribed to them in the Schedule 13D. The Schedule 13D is amended and supplemented by adding the information contained herein. Only those items amended are reported herein.

Schedule A attached to the Schedule 13D is replaced in its entirety by Schedule A attached hereto, and all references to “Schedule A” in the Schedule 13D shall be to “Schedule A” attached hereto. Schedule B attached to the Schedule 13D is replaced in its entirety by Schedule B attached hereto, and all references to “Schedule B” in the Schedule 13D shall be to “Schedule B” attached hereto. Appendix A-1 and Appendix A-2 attached to the Schedule 13D are deleted in their entirety.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is amended by deleting the first paragraph thereof and replacing such paragraph with the following:

(a)-(c)  This Schedule 13D is being filed by: Posterity PT Company, not individually, but solely in the capacity as trustee of PG Alma Trust, and the Pritzker Family Foundation (collectively, the “Reporting Persons”).

Item 2 of the Schedule 13D is amended by deleting the second paragraph thereof and replacing such paragraph with the following:

The address of the principal business and principal office of the Reporting Persons is for Posterity PT Company, not individually, but solely in the capacity as trustee of PG Alma Trust, 100 W. Liberty Street, Floor 10, Reno, NV 89501 and for the Pritzker Family Foundation, 111 S Wacker Drive, Suite 4000, Chicago, IL 60606.  The Reporting Persons are principally engaged in the business of investing the assets of the trusts for the benefit of the beneficiaries of such trusts and the Pritzker Family Foundation for its stated purpose.

Item 2 of the Schedule 13D is amended by deleting the third paragraph thereof and replacing such paragraph with the following:

The Reporting Persons have entered into a Joint Filing Agreement, dated as of December 1, 2016, a copy of which is attached as Exhibit 7 to this Amendment No. 2.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is amended and supplemented as follows:

On January 1, 2016, Thomas J. Muenster resigned as trustee of PG Alma Trust and Posterity PT Company was appointed as trustee of PG Alma Trust. Because Thomas J. Muenster has resigned as trustee of PG Alma Trust, he is no longer a reporting person for the shares of Class B Common Stock held by such trust. Instead, Posterity PT Company is now a reporting person for the shares of Class B Common Stock held by PG Alma Trust. No consideration was paid in connection with the appointment of Posterity PT Company as trustee of PG Alma Trust and such appointment constitutes a “Permitted Transfer” as defined under the Issuer’s Amended and Restated Certificate of Incorporation and, accordingly, the shares of Class B Common Stock held by PG Alma Trust remain shares of Class B Common Stock following the appointment of Posterity PT Company as trustee of such trust.

On December 23, 2015, CIBC Trust Company (Bahamas) Limited and Thomas J. Muenster, not individually, but solely in the capacity as co-trustees of the Cheyenne Trust and the Moreau Trust, transferred 1,830,094 shares of Class B Common Stock to the Pritzker Family Foundation (the “12/23/2015 Transfer”). No consideration was paid in connection with the 12/23/2015 Transfer and the 12/23/2015 Transfer constitutes a “Permitted Transfer” as defined in the Issuer’s Amended and Restated Certificate of Incorporation and, accordingly, the transferred shares of Class B Common Stock remain shares of Class B Common Stock following the 12/23/2015 Transfer. Because the 12/23/2015 Transfer resulted in the trusts for whom CIBC Trust Company (Bahamas) Limited and Thomas J. Muenster acted as trustee ceasing to own Common Stock, CIBC Trust Company (Bahamas) Limited and Thomas J. Muenster are no longer reporting persons in such capacity. Instead, the Pritzker Family Foundation is now a reporting person.

CUSIP No. 448579102	SCHEDULE 13D	Page 5 of 12

Item 4.	Purpose of Transaction

Item 4 of Schedule 13D is hereby amended by deleting the last paragraph thereof and adding the following:

The 12/23/2015 Transfer was completed on December 23, 2015, as described in Item 3 of this Amendment No. 2.

On November 30, 2016, the Reporting Persons converted 2,000,000 shares of Class B Common Stock received by them in the Distribution into Class A Common Stock and then transferred those 2,000,000 shares of Class A Common Stock to a third-party purchaser for consideration of $50.80 per share, or $101,600,000.00 in the aggregate.

Except as described in this Item 4, the Reporting Persons currently have no plans or proposals that relate to or would result in any transaction, event or action set forth in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to formulate plans or make proposals, and take such action with respect thereto, including any or all of the items set forth in subsections (a) through (j) of Item 4 of Schedule 13D and any other actions, as they may determine.

Item 5.	Interest in Securities of the Issuer

Item 5 of Schedule 13D is hereby amended by deleting the first paragraph thereof and replacing it with the following:

(a)-(b) As of the date hereof, the Reporting Persons in the aggregate may be deemed to be the beneficial owners of 2,610,665 shares of Class A Common Stock issuable upon conversion of 2,610,665 shares of Class B Common Stock beneficially owned by the Reporting Persons. The number of shares of Class B Common Stock beneficially owned by the Reporting Persons represents 2.8% of the total number of shares of Class B Common Stock outstanding. The number of shares of Common Stock beneficially owned by the Reporting Persons represents 2.0% of the total number of shares of Common Stock outstanding and 2.7% of the total voting power of the shares of Common Stock outstanding, voting together as a single class, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock other than (i) an aggregate of 4,500,000 shares of Class B Common Stock that were converted into 4,500,000 shares of Class A Common Stock in connection with sales by the Reporting Person and another Separately Filing Group Member pursuant to Rule 144 on November 10, 2016 and November 30, 2016, and (ii) an aggregate of 10,187,641 shares of Class B Common Stock that were converted into 10,187,641 shares of Class A Common Stock in connection with the election by certain holders of Class B Common Stock party to the 2007 Stockholders’ Agreement to convert such shares on November 4, 2016, as reported in the Issuer’s Current Report on Form 8-K, filed November 7, 2016 (items (i) and (ii) collectively, the “Known Conversions”).

Item 5 of Schedule 13D is hereby amended by deleting the third paragraph thereof and replacing it with the following:

Based solely on the information contained in the Schedule 13Ds, as amended, filed by the Separately Filing Group Members, as set forth in Schedule B described below, as of the date hereof, the Pritzker Family Group in the aggregate may be deemed to be the beneficial owners of 24,530 shares of currently issued Class A Common Stock and 77,635,240 shares of Class A Common Stock issuable upon conversion of 77,635,240 shares of Class B Common Stock beneficially owned by the Pritzker Family Group. The number of shares of Class A Common Stock beneficially owned by the Pritzker Family Group and currently issued represents 0.1% of the total number of shares of Class A Common Stock outstanding, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock other than the Known Conversions. The number of shares of Class B Common Stock beneficially owned by the Pritzker Family Group represents 83.9% of the total number of shares of Class B Common Stock outstanding. The number of shares of Common Stock beneficially owned by the Pritzker Family Group represents 59.3% of the total number of shares of Common Stock outstanding and 80.5% of the total voting power of the shares of Common Stock outstanding, voting together as a single class, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock other than the Known Conversions.

Item 5 of Schedule 13D is hereby further amended by deleting the seventh and eighth paragraph thereof and replacing them with the following:

(c) As described in Item 3 above, on August 17, 2010, the co-trustees of the U.S. Situs Trusts allocated or distributed 7,486,499 shares of Class B Common Stock to the Reporting Persons, and certain members of IHE distributed 1,830,094 shares of Class B Common Stock previously held by IHE and its subsidiaries to the Reporting Persons.

As described in Item 4 above, on May 15, 2011, the Reporting Persons agreed to transfer 3,265,110 shares of Class B Common Stock received by them in the Distribution in the aggregate to the Issuer for consideration of $44.03 per share, or $143,762,793.30 in the aggregate. The transfers qualified as “Permitted Transfers” for purposes of the Issuer’s Amended and Restated Certificate of Incorporation and, accordingly, the shares of Class B Common Stock transferred to the Issuer remained shares of Class B Common Stock following the transfers. The parties consummated the transfers on May 16, 2011.

CUSIP No. 448579102	SCHEDULE 13D	Page 6 of 12

On November 10, 2016, the Reporting Persons converted 250,000 shares of Class B Common Stock received by them in the Distribution into Class A Common Stock and then transferred those shares to a third-party purchaser for consideration of $51.10 per share, or $12,775,000.00 in the aggregate.

As described in Item 4 above, on November 30, 2016, the Reporting Persons converted 2,000,000 shares of Class B Common Stock received by them in the Distribution into Class A Common Stock and then transferred those 2,000,000 shares of Class A Common Stock to a third-party purchaser for consideration of $50.80 per share, or $101,600,000.00 in the aggregate.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is amended and supplemented as follows:

In connection with the 12/23/2015 Transfer, the Pritzker Family Foundation executed joinders to, and thereby became subject to the provisions of, the Global Hyatt Agreement and the Foreign Global Hyatt Agreement effective December 23, 2015.

Posterity PT Company, solely as trustee of PG Alma Trust, executed joinders to, and thereby became subject to the provisions of, the Global Hyatt Agreement and the Foreign Global Hyatt Agreement effective January 1, 2016.

Item 7.	Material to Be Filed as Exhibits

Item 7 of Schedule 13D is hereby amended by adding the following exhibit thereto:

Exhibit 7	Joint Filing Agreement, dated as of December 1, 2016, by and among PG Alma Trust and Pritzker Family Foundation, pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

CUSIP No. 448579102	SCHEDULE 13D	Page 7 of 12

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: December 1, 2016

Posterity PT Company, not individually, but solely as trustee of PG Alma Trust

By:	/s/ Jay Robert Pritzker
Name: Jay Robert Pritzker
Title: President

Pritzker Family Foundation

By:	/s/ Jay Robert Pritzker
Name: Jay Robert Pritzker
Title: President and Director

[Signature Page to Amendment No. 2 to Schedule 13D]

CUSIP No. 448579102	SCHEDULE 13D	Page 8 of 12

Schedule A

Certain Information Regarding the
Reporting Persons1

	Class A Common Stock[2]		Class B Common Stock[3]		% of Total Common Stock[4]	% of Total Voting Power[5]
Name of Beneficial Owner	Shares	% of Class A	Shares	% of Class B
Posterity PT Company, not individually, but solely as trustee of PG Alma Trust	-	-	780,571	0.8%	0.6%	0.8%
Pritzker Family Foundation	-	-	1,830,094	2.0%	1.4%	1.9%

_____________________________
1  All references to the number of shares outstanding are as of October 28, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016, as adjusted to account for (i) an aggregate of 4,500,000 shares of Class B Common Stock that were converted into 4,500,000 shares of Class A Common Stock in connection with sales by the Reporting Person and another Separately Filing Group Member pursuant to Rule 144 on November 10, 2016 and November 30, 2016, and (ii) an aggregate of 10,187,641 shares of Class B Common Stock that were converted into 10,187,641 shares of Class A Common Stock in connection with the election by certain holders of Class B Common Stock party to the 2007 Stockholders’ Agreement to convert such shares on November 4, 2016, as reported in the Issuer’s Current Report on Form 8-K, filed November 7, 2016.

2 The information shown in the table with respect to the percentage of Class A Common Stock beneficially owned is based on 38,299,216 shares of Class A Common Stock outstanding as of October 28, 2016, as adjusted, and assuming that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

3 The information shown in the table with respect of the percentage of Class B Common Stock beneficially owned is based on 92,559,685 shares of Class B Common Stock outstanding as of October 28, 2016, as adjusted, and assuming that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

4 The information shown in the table with respect to the percentage of total Common Stock beneficially owned is based on  38,299,216 shares of Class A Common Stock and 92,559,685 shares of Class B Common Stock outstanding as of October 28, 2016, as adjusted.

5 With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The percentage of total voting power of the shares of Common Stock is calculated based on the total voting power of the shares of Common Stock outstanding as of October 28, 2016, as adjusted, which is comprised of 38,299,216 shares of Class A Common Stock and 92,559,685 shares of Class B Common Stock and assumes that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

CUSIP No. 448579102	SCHEDULE 13D	Page 9 of 12

Schedule B

Certain Information Regarding the
Separately Filing Group Members1

	Class A Common Stock[2]		Class B Common Stock[3]		% of Total Common Stock[4]	% of Total Voting Power[5]
Separately Filing Group Member	Shares	% of Class A	Shares	% of Class B
Trustee of the Non-U.S. Situs Trusts[6]	–	–	882,956	1.0%	0.7%	0.9%
Trustees of the Thomas J. Pritzker Family Trusts and Other Reporting Persons[7]	1,410	*	22,520,767	24.3%	17.2%	23.4%
Trustees of the Nicholas J. Pritzker Family Trusts and Other Reporting Persons[8]	–	–	1,409,437	1.5%	1.1%	1.5%
Trustees of the Jennifer N. Pritzker Family Trusts[14]	8,470	*	2,319,002	2.5%	1.8%	2.4%
Trustees of the Linda Pritzker Family Trusts[10]	–	–	-	-	-	-
Trustees of the Karen L. Pritzker Family Trusts[11]	–	–	8,584,104	9.3%	6.6%	8.9%
Trustees of the Penny Pritzker Family Trusts and Other Reporting Persons[12]	14,650	*	10,465,797	11.3%	8.0%	10.9%
Trustees of the Daniel F. Pritzker Family Trusts[13]	–	–	7,258,877	7.8%	5.5%	7.5%
Trustees of the Anthony N. Pritzker Family Trusts and Other Reporting Persons[14]	–	–	2,745,999	3.0%	2.1%	2.8%
Trustees of the Gigi Pritzker Pucker Family Trusts and Other Reporting Persons[15]	–	–	18,837,636	20.2%	14.4%	19.5%
Trustees of the Jay Robert Pritzker Family Trusts and Other Reporting Persons[16]	–	–	2,610,665	2.8%	2.0%	2.7%
Pritzker Family Group Totals	24,530	0.1%	77,635,240	83.9%	59.3%	80.5%
_____________________________
* Less than 1% beneficial ownership.

1 All references to the number of shares outstanding are as of October 28, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016, as adjusted to account for (i) an aggregate of 4,500,000 shares of Class B Common Stock that were converted into 4,500,000 shares of Class A Common Stock in connection with sales by the Reporting Person and another Separately Filing Group Member pursuant to Rule 144 on November 10, 2016 and November 30, 2016, and (ii) an aggregate of 10,187,641 shares of Class B Common Stock that were converted into 10,187,641 shares of Class A Common Stock in connection with the election by certain holders of Class B Common Stock party to the 2007 Stockholders’ Agreement to convert such shares on November 4, 2016, as reported in the Issuer’s Current Report on Form 8-K, filed November 7, 2016.

2 The information shown in the table with respect to the percentage of Class A Common Stock beneficially owned is based on 38,299,216 shares of Class A Common Stock outstanding as of October 28, 2016, as adjusted, and assuming that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

3 The information shown in the table with respect of the percentage of Class B Common Stock beneficially owned is based on 92,559,685 shares of Class B Common Stock outstanding as of October 28, 2016, as adjusted, and assuming that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

4 The information shown in the table with respect to the percentage of total Common Stock beneficially owned is based on  38,299,216 shares of Class A Common Stock and 92,559,685 shares of Class B Common Stock outstanding as of October 28, 2016, as adjusted.

5 With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The percentage of total voting power of the shares of Common Stock is calculated based on the total voting power of the shares of Common Stock outstanding as of October 28, 2016, as adjusted, which is comprised of 38,299,216 shares of Class A Common Stock and 92,559,685 shares of Class B Common Stock and assumes that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

6 See the Schedule 13D filed on August 26, 2010, as amended, by the CIBC Trust Company (Bahamas) Limited, solely as trustee of the Non-U.S. Situs Trusts listed on Appendix A to the Schedule 13D, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

7 See the Schedule 13D filed on August 26, 2010, as amended, by Marshall E. Eisenberg, not individually, but solely as trustee of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.  Thomas J. Pritzker holds 119,707 stock appreciation rights (“SARs”) that are currently exercisable at an exercise price of $40.96, 127,410 SARs that are currently exercisable at an exercise price of $41.74, 140,601 SARs that are currently exercisable at an exercise price of $41.29, 155,535 SARs that are currently exercisable at an exercise price of $43.44, 70,095 SARs that are currently exercisable at an exercise price of $49.39 and 45,088 SARs that are currently exercisable at an exercise price of $56.27.  The number of shares of Class A Common Stock that Mr. Pritzker will receive upon exercise of such SARs is not currently determinable and therefore not included in the table above because each SAR gives the holder the right to receive a number of shares of Class A Common Stock equal to the excess of the value of one share of A Common Stock at the exercise date, which is not determinable until the date of exercise, over the exercise price.

CUSIP No. 448579102	SCHEDULE 13D	Page 10 of 12

8 See the Schedule 13D filed on August 26, 2010, as amended, by Marshall E. Eisenberg, not individually, but solely as trustee of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

9 See the Schedule 13D filed on August 26, 2010, as amended, by Charles E. Dobrusin and Harry B. Rosenberg, not individually, but solely as co-trustees of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

10 See the Schedule 13D filed on August 26, 2010, as amended, by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

11 See the Schedule 13D filed on August 26, 2010, as amended, by Walter W. Simmers, Andrew D. Wingate and Lucinda Falk, not individually, but solely as co-trustees for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

12 See the Schedule 13D filed on August 26, 2010, as amended, by John Kevin Poorman, not individually, but solely as trustee of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

13 See the Schedule 13D filed on August 26, 2010, as amended, by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

14 See the Schedule 13D filed on August 26, 2010, as amended, by Alpine PT Company, not individually, but solely as trustee for Coco Trust, and the other Reporting Person named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

15 See the Schedule 13D filed on August 26, 2010, as amended, by Gigi Pritzker Pucker and Edward W. Rabin, not individually, but solely as trustees of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein on, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

16 See the Schedule 13D filed on August 26, 2010, as amended, by Posterity PT Company, not individually, but solely as trustee for PG Alma Trust, and the other Reporting Person named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

Exhibit 7

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13D with respect to the Class A Common Stock, $0.01 par value per share, of Hyatt Hotels Corporation beneficially owned by them on a combined basis, and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filing.  The undersigned further agree that any amendments to such statement on Schedule 13D shall be filed jointly on behalf of each of them without the necessity of entering into additional joint filing agreements.

The undersigned further agree that each party hereto is responsible for timely filing of such statement on Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided that no party is responsible for the completeness or accuracy of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

The undersigned shall not be deemed to admit that the undersigned was required to file a statement on Schedule 13D by reason of entering into this Joint Filing Agreement.

This Joint Filing Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original instrument, but all of such counterparts together shall constitute but one agreement.

When this Joint Filing Agreement is executed by a trustee of a trust, such execution is by the trustee, not individually, but solely as trustee in the exercise of and under the power and authority conferred upon and invested in such trustee, and it is expressly understood and agreed that nothing contained in this Joint Filing Agreement shall be construed as granting any power over a trustee’s individual affairs or imposing any liability on any such trustee personally for breaches of any representations or warranties made hereunder or personally to pay any amounts required to be paid hereunder, or personally to perform any covenant, either express or implied, contained herein.  Any liability of a trust or trustee hereunder shall not be a personal liability of any trustee, grantor or beneficiary thereof, and any recourse against a trustee shall be solely against the assets of the pertinent trust.

[Signature Page Follows]

In evidence thereof the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of this 1st  day of December, 2016.

Posterity PT Company, not individually, but solely as trustee of PG Alma Trust

By:	/s/ Jay Robert Pritzker
Name: Jay Robert Pritzker
Title: President

Pritzker Family Foundation

By:	/s/ Jay Robert Pritzker
Name: Jay Robert Pritzker
Title: President and Director

[Signature Page to Joint Filing Agreement]